Exhibit 99.1

São Paulo, August 13, 2021 – Vasta Platform Limited (NASDAQ: VSTA) – “Vasta” or the “Company,” announces today its financial and operating results for the second quarter of 2021 (2Q21) ended June 30, 2021. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

HIGHLIGHTS

In the second quarter, net revenue expanded 17% versus the same quarter of 2020, owing to the growth in 2021 annual contract value (ACV) and revenue from non-subscription products. Net revenue from subscription products increased 12% in the quarter.

In the 2021 commercial cycle to date (4Q20-2Q21), subscription revenue ex-PAR increased 18%, while PAR, which revenue is concentrated in the two first quarters of the cycle (4Q and 1Q), was down 15% due to the higher re-use of textbooks. Within subscription revenue, we highlight the strength of complementary solutions, up 51% in the cycle. Despite all the challenges brought by the Covid-19 pandemic, we expect to record a low-double-digit organic growth in the subscription revenue ex-PAR in the 2021 cycle (from 4Q20 to 3Q21).

Adjusted EBITDA was negative in R$ 17 million in 2Q21, mostly driven by the unfavorable revenue seasonality of the second quarter, also affected by higher provision for doubtful accounts (PDA) and by the enhancement in our corporate structure following the IPO in July 2020.

The higher PDA reflects our conservatism in provisioning standards, amidst a difficult period for some of our partner schools and the textbook distribution channel (R$ 8.6 million is attributable to Covid-19 effects in 2Q21). Since the beginning of the pandemic, we have opted to support our partners by extending payment terms instead of granting discounts.

Vasta recorded adjusted net loss of R$ 25 million in the quarter. In the cycle, Vasta posted adjusted net profit of R$ 124 million, 29% up year-on-year.

On July 29, Vasta appointed Estela Maris Vieira de Souza to the board of directors as an independent member and as chairwoman of the audit committee. She will fill the vacancy in the board of directors and audit committee due to the passing of Francisco Henrique Passos Fernandes. We welcome Ms. Vieira and we believe that her vast experience in business and accounting matters will be a great fit to our board of directors.

On August 6, Vasta’s subsidiary Somos Sistemas de Ensino S.A. issued R$500 million in simple debentures, not convertible into shares, subject to compensatory interest of 100% of the DI Interbank Deposit rate (CDI), plus a spread of 2.30% per year. The debentures are aimed at reinforcing the company’s capital structure and elongating the debt maturity profile, which average maturity now stands at 29 months.

Today, we announce the acquisition of EMME – Produções de Materiais em Multimidia (EMME), which provides educational marketing solutions for schools, through a license of its “software as a service” platform. Founded in 2005, EMME has provided services to over 1,500 schools. EMME expects to record net revenue of R$ 7.6 million in 2021.

Vasta’s board of directors approved its first share repurchase program through which it may repurchase up to 1,000,000 Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on August 17, 2021, continuing until the earlier of the completion of the repurchase or February 17, 2022, depending upon market conditions.

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MESSAGE FROM MANAGEMENT

During the second quarter, we continued to withstand the adverse effects that the second wave of Covid-19 caused to our business, particularly the lower-than-expected number of students enrolled at our partner schools and the greater volume of reuse and purchase of second-hand textbooks. Even with these challenges, we expect to record a high-single-digit organic growth in the subscription revenue in the 2021 commercial cycle (from 4Q20 to 3Q21), lower than the reported 2021 ACV growth due to higher reuse of textbooks in PAR, student migration to public schools and student dropout at the early years level. Excluding PAR, we expect to record a low-double-digit organic growth in the subscription revenue, with the sound increase in complementary solutions (+51% to date) as the main highlight.

Despite the challenging 2021, we see reasons to believe that the worst may be behind us. The rapid advance of vaccination in the main capitals of the country could favor the return of kids to school in 2022. Indeed, we have noticed increased activity in our partner schools recently, which has favored the current sales cycle for the 2022 school year. The successful go-to-market strategy that led us to deliver 23% 2021 ACV growth and 8% expansion in our school partners base is still in place and continues to bear promising intake results, now underscored by top-notch results of our students in the most-competitive university admission tests in the country. Our Plurall platform remains as the absolute leader in terms of web traffic, and will be even stronger for the 2022 sales cycle, with the launch of several new features. Lastly, we expect to add Eleva Plataforma de Ensino to our platform by the end of the year once we have the approval of Brazil’s Administrative Council for Economic Defense (CADE).

As we have already commented in previous quarters, we have continually expanded the range of digital solutions, either via complementary solutions offered through Plurall Store or by the recently launched Plurall My Teacher, our private classes platform. In the core education, we have launched the Fibonacci Learning System, in partnership with Colegio Fibonacci, a top-10 ranked school in Brazil’s National High School Test (ENEM). Within complementary solutions, we added essay review services through Redação Nota 1000, which may be embedded with the core product in premium brands or offered to our base of more than 4,500 partner schools. Still in this area, we proudly announce that we expanded our agreement with Macmillan for the development of a full bilingual educational platform, in complement to our existing offer of English products; this platform will be available from the 2023 sales cycle on.

Finally, our digital services platform begins to take shape with the launch of Somos Integra, a digital tool for connecting kindergarten schools and our partner schools, and the offering of marketing services provided by EMME, our newest acquisition. Founded in 2005, EMME has provided educational marketing solutions for more than 1,500 schools, and its business model is based on a monthly fee in which the clients contract a service package of custom advertising materials and marketing products. In addition to aggregating a digital solution and bringing in new clients, EMME will also improve the student acquisition and retaining process for the partner schools, supporting the Vasta’s portfolio growth. EMME expects to record net revenue of R$ 7.6 million in 2021.

These examples underscore our platform’s potential to continue expanding through a crescent number of solutions to our clients, ultimately increasing client loyalty and enhancing our long-term growth potential.

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ESG HIGHLIGHTS

We take the opportunity of Ms. Vieira appointment to Vasta’s board of directors and audit committee to present a few highlights of our strong commitment with ESG standards:

With Ms. Vieira appointment, our board of directors is complete again, with three independent members (43% of total): Andres Cardo, Ann Williams, and Estela Vieira.

Two of our board members are women (28% of total), enabling Vasta to earn the Women on Board (WOB) certification. 49% of leadership positions in Vasta that are occupied by woman.

As per our by-laws, any related-party transactions must be exclusively approved by an independent committee, which is formed by our three independent board members.

Vasta is accredited by the Forest Stewardship Council (FSC), a globally recognized commitment with sustainable practices within the paper chain. We require that 100% of our supplies also possess this certification.

We buy energy in the free market from renewable sources like small hydro power plants, biomass, wind and solar.

100% of the waste generated in our distribution center is correctly treated.

Our corporate headquarters have the Leadership in Energy and Environmental Design (LEED) Silver certificate.

Somos Institute is a non-profit organization that promotes social impact programs in favor of education. Among its main initiatives, it has supported more than 1,000 students from 6 low-income preparatory courses in 2020, in partnership with Curso Anglo, having 172 students admitted in public universities. Among these courses, we highlight Fera, a free preparatory course for low-income students sponsored by Curso Anglo, which has benefitted more than 800 students.

Another key social initiative is Somos Futuro, a program that has supported more than 500 talented low-income students that came from public schools, providing integral high-school scholarship, didactic materials, online tutorship, mentorship, and psychological support. In 2020, a first group of 78 students concluded the high school, with 22 admitted in public universities so far. More than 6,000 hours of mentoring were offered to this group of students by Somos employees.

More than R$ 10 million in products and services were offered to the community in the context of Covid-19, benefitting more than 94 thousand people directly.

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OPERATING PERFORMANCE

Student Base – Subscription Models

	2021 Cycle	2020 Cycle	% Y/Y
Partner Schools of Core Content	4,508	4,167	8.2%
Partner Schools of Complementary Solutions	1,114	636	75.2%
Students of Core Content	1,335,152	1,311,147	1.8%
Students of Complementary Solutions	307,941	213,058	44.5%

As we complete the devolution period in the second quarter, we update the actual number of partner schools and students that are served by our products. Even with lower numbers than expected at the ACV formation, our base of partner schools and students using our core content solutions increased 8% and 2%, respectively. In complementary solutions, the increases are still impressive, with 75% more client schools and 45% more associated students.

FINANCIAL PERFORMANCE

Net Revenue

Values in R$ '000	2Q21	2Q20	% Y/Y	2021 Cycle	2020 Cycle	% Y/Y
Subscription	117,280	104,552	12.2%	644,501	586,075	10.0%
Subscription ex-PAR	111,908	100,264	11.6%	522,436	442,680	18.0%
Traditional Learning Systems	108,623	99,044	9.7%	459,085	400,784	14.5%
Complementary Solutions	3,285	1,220	169.3%	63,350	41,896	51.2%
PAR	5,372	4,288	25.3%	122,065	143,395	-14.9%
Non-subscription	23,856	15,681	52.1%	121,028	289,424	-58.2%
Total Net Revenue	141,136	120,233	17.4%	765,529	875,499	-12.6%

In the second quarter, net revenue expanded 17% versus the same quarter of 2020, owing to the growth in the 2021 ACV and non-subscription products. In the 2021 cycle to date (4Q20 to 2Q21, the “cycle”), subscription revenue ex-PAR increased 18%, while PAR, which revenue is concentrated in the two first quarters of the cycle (4Q and 1Q), was down 15% due to the higher re-use of textbooks. Within subscription revenue, we highlight the strength of complementary solutions, up 51% in the cycle. In the cycle to date, we recognized nearly 76% of the 2021 ACV. Non-subscription revenue decreased 58% in the cycle, reflecting the impacts of the pandemic in the purchase of textbooks during the 2021 back-to-school period, in addition to the migration of former non-subscription clients to our subscription products, leading to the 13% total net revenue decline in the same period.

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Adjusted EBITDA

Values in R$ '000	2Q21	2Q20	% Y/Y	2021 Cycle	2020 Cycle	% Y/Y
Net (loss) profit	(62,197)	(54,938)	n.m.	(45,466)	13,014	n.m.
(+) Income tax and social contribution	(29,266)	(27,696)	n.m.	(21,285)	5,157	n.m.
(+) Net financial result	14,975	28,294	-47.1%	40,833	109,674	-62.8%
(+) Depreciation and amortization	50,314	43,534	15.6%	143,853	119,185	20.7%
EBITDA	(26,174)	(10,806)	n.m.	117,936	258,432	-54.4%
EBITDA Margin	-18.5%	-9.0%	(9.6)	15.4%	29.5%	(14.1)
(+) Non-recurring expenses	785	8,300	-90.5%	11,236	8,300	35.4%
(+) IPO-related expenses	-	-	n.m.	50,580	-	n.m.
(+) Share-based compensation plan	8,182	900	n.m.	22,629	2,180	938.0%
Adjusted EBITDA	(17,207)	(1,606)	n.m.	202,381	268,912	-24.7%
Adjusted EBITDA Margin	-12.2%	-1.3%	(10.9)	26.4%	30.7%	(4.3)

Note: n.m.: not meaningful

Adjusted EBITDA was negative in R$ 17 million in 2Q21, mostly driven by the unfavorable revenue seasonality of the second quarter. Additionally, our operating performance was adversely affected by higher provision for doubtful accounts (PDA) incurred in the quarter, by the enhancement in our corporate structure following the company’s IPO in July 2020, while 2Q20 had been helped by savings of R$5.3 million in personnel expenses captured from reduced work journeys allowed by the provisional measure 936. Regarding the PDA increase, we estimate that nearly R$8.6 million is related to effects originated by the Covid-19 (R$ 14.5 million in the cycle). In the cycle, our adjusted EBITDA totaled R$ 202 million, a drop of 25%, driven by the net revenue decline of 13% and by the adverse effects previously mentioned.

Adjusted net income

Values in R$ '000	2Q21	2Q20	% Y/Y	2021 Cycle	2020 Cycle	% Y/Y
(Loss) Profit before taxes	(62,197)	(54,938)	n.m.	(45,466)	13,014	n.m.
(-) Taxes paid	(1,167)	-	n.m.	(1,167)	(4,611)	n.m.
(+) Non-recurring expenses	785	8,300	-90.5%	11,236	8,300	35.4%
(+) Share-based compensation plan	8,182	900	809.1%	22,629	2,180	938.0%
(+) Provision for risks of tax, civil and labor losses	-	-	0.0%	-	922	n.m.
(+) IPO-related expenses	-	-	0.0%	50,580	-	n.m.
(+) Amortization of intangible assets(1)	29,216	25,808	13.2%	85,807	75,717	13.3%
Adjusted net (loss) profit	(25,181)	(19,930)	n.m.	123,619	95,522	29.4%

(1) From business combinations. Note: n.m.: not meaningful

Adjusted net loss totaled R$25 million in 2Q21. In the cycle, Vasta posted adjusted net profit of R$124 million, 29% up year-on-year.

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Accounts receivable and provision for doubtful accounts

Values in R$ '000	2Q21	2Q20	% Y/Y	1Q21	% Q/Q
Gross accounts receivable	336,958	368,962	-8.7%	517,478	-34.9%
Provision for doubtful accounts (PDA)	(37,898)	(30,715)	23.4%	(30,986)	22.3%
Coverage index	11.2%	8.3%	2.9	6.0%	5.3
Net accounts receivable	299,060	338,247	-11.6%	486,492	-38.5%
Average days of accounts receivable(1)	119	120	(1)	198	(79)

(1) Balance of net accounts receivable divided by the last-twelve-month net revenue, multiplied by 360.

The greater amount of provision for doubtful accounts (PDA) recognized in the 2Q21 reflects our conservatism in our provisioning standards. Consequently, the coverage index increased to 11.2% in 2Q21 from 8.3% in 2Q20, while the average days of receivable stayed flat in the yearly comparison, at 119 days.

Since the beginning of the pandemic, our approach to credit issues faced by our school partners have been to extend payment terms instead of granting discounts. With the expected normalization of school activities in the upcoming school year, we expect a normalization in the payment cycle of this client segment in 2022. The textbook distribution channel has also been hurt by the rapid deterioration in sales, causing some of our clients to fall back in payments. Our commercial strategy for the 2022 sales cycle has been to foster even more the migration from textbooks to learning systems and to PAR Digital platform; therefore, we expect to reduce our exposure to the textbook distribution channel in the next business cycles.

Financial leverage

Vasta ended the 2Q21 with a net debt position of R$155 million, 0.7x the adjusted EBITDA of last twelve months.

Values in R$ '000	2Q21	1Q21	4Q20	3Q20
Financial debt	505,951	687,203	793,341	787,131
Accounts payable from business combinations	65,201	62,973	48,055	43,550
Total debt	571,152	750,176	841,396	830,681
Cash and cash equivalents	335,098	415,093	311,156	1,024,998
Marketable securities	81,090	259,581	491,102	-
Net debt	154,964	75,502	39,138	(194,317)
Net debt/LTM adjusted EBITDA	0.72	0.33	0.14	(0.72)
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CONFERENCE CALL INFORMATION

Vasta will discuss its second quarter 2021 results on August 13, 2021, via a conference call at 11:00 a.m. Eastern Time. To access the call (ID: 3386226), please dial: +1 (833) 519-1336 or (914) 800-3898. A live and archived webcast of the call will be available on the Investor Relations section of the Company’s website at https://ir.vastaplatform.com.

ABOUT VASTA

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com.

CONTACT

Investor Relations

ri@somoseducacao.com.br

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FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including (i) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (ii) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (iii) our ability to implement our business strategy and expand our portfolio of products and services; (iv) our ability to adapt to technological changes in the educational sector; (v) the availability of government authorizations on terms and conditions and within periods acceptable to us; (vi) our ability to continue attracting and retaining new partner schools and students; (vii) our ability to maintain the academic quality of our programs; (viii) the availability of qualified personnel and the ability to retain such personnel; (ix) changes in the financial condition of the students enrolling in our programs in general and in the competitive conditions in the education industry; (x) our capitalization and level of indebtedness; (xi) the interests of our controlling shareholder; (xii) changes in government regulations applicable to the education industry in Brazil; (xiii) government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; (xiv) cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements; (xv) our ability to compete and conduct our business in the future; (xvi) our ability to anticipate changes in the business, changes in regulation or the materialization of existing and potential new risks; (xvii) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (xviii) changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; (xix) changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (xx) the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; (xxi) health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto; (xxii) other factors that may affect our financial condition, liquidity and results of operations; and (xxiii) other risk factors discussed under “Risk Factors.” Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

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NON-GAAP FINANCIAL MEASURES

This press release presents our EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio, Adjusted Net (Loss) profit are information for the convenience of investors. EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio are the key performance indicators used by us to measure financial operating performance. Our management believes that these Non-GAAP financial measures provide useful information to investors and shareholders. We also use these measures internally to establish budgets and operational goals to manage and monitor our business, evaluate our underlying historical performance and business strategies and to report our results to the board of directors.

We calculate EBITDA as Net profit (loss) for the period / year plus income taxes and social contribution plus/minus net finance result plus depreciation and amortization. The EBITDA measure provides useful information to assess our operational performance.

We calculate Adjusted EBITDA as EBITDA plus/minus: (a) share-based compensation expenses, mainly due to the grant of additional shares to Somos’ employees in connection with the change of control of Somos to Cogna (for further information refer to note 23 (a) to the Consolidated Financial Statements); (b) Bonus IPO expenses, share based payments offered to certain employees and executives as result of IPO process and (c) other non-recurring expenses composed substantially by restructuring provisions. We understand that such adjustments are relevant and should be considered when calculating our Adjusted EBITDA, which is a practical measure to assess our operational performance that allows us to compare it with other companies that operates in the same segment.

We calculate Free Cash Flow as the net cash flows from operating activities as presented in the statement of cash flows of our financial statements adjusted by debt-like instruments (reverse factoring instruments) less cash flows required for: (i) acquisition of property, plant and equipment; (ii) addition to intangible assets; and (iii) acquisition of subsidiaries. We consider Free Cash Flow to be a liquidity measure, therefore, we adjust our Free Cash Flow metric with amounts that directly impacted the cash flows in the period in addition to the operating activities. The Free Cash Flow measure provides useful information to management and investors about the amount of cash generated by our operations, deducting for investments in property and equipment to maintain and grow our business.

We calculate Adjusted Cash Conversion Ratio as the cash flows from operating activities divided by Adjusted EBITDA for the relevant period.

We calculate Adjusted net (loss) profit as the net (loss) profit from the period as presented in Statement of Profit or Loss and Other Comprehensive Income adjusted by the same Adjusted EBTDA items, however, added by (a) Amortization of intangible assets from M&A, that included goodwill and other assets and (b) taxes paid composed by cash effect over Income tax and social contribution expenses.

We understand that, although Adjusted net (loss) profit, EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted net (loss) profit, Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

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REVENUE RECOGNITION AND SEASONALITY

Our main deliveries of printed and digital materials to our customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials we provide in the fourth quarter are used by our customers in the following school year and, therefore, our fourth quarter results reflect the growth in the number of our students from one school year to the next, leading to higher revenue in general in our fourth quarter compared with the preceding quarters in each year. Consequently, in aggregate, the seasonality of our revenues generally produces higher revenues in the first and fourth quarters of our fiscal year. Thus, the numbers for the second quarter and third quarter are usually less relevant. In addition, we generally bill our customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half.

A significant part of our expenses is also seasonal. Due to the nature of our business cycle, we need significant working capital, typically in September or October of each year, to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of our teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Purchases through our Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

KEY BUSINESS METRICS

ACV Bookings is a non-accounting managerial metric and represents our partner schools’ commitment to pay for our solutions offerings. We believe it is a meaningful indicator of demand for our solutions. We consider ACV Bookings is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue from subscription services for the 12-month period between October 1 of one fiscal year through September 30 of the following fiscal year. We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. We calculate ACV Bookings by multiplying the number of enrolled students at each school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related school. Although our contracts with our schools are typically for 4-year terms, we record one year of revenue under such contracts as ACV Bookings. ACV Bookings are calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during each period of a sales cycle may be different from the ACV Bookings for the respective sales cycle. Our reported ACV Bookings are subject to risks associated with, among other things, economic conditions and the markets in which we operate, including risks that our contracts may be canceled or adjusted (including as a result of the COVID-19 pandemic).

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FINANCIAL STATEMENTS

Consolidated Statements of Financial Position

Assets	June 30, 2021	December 31, 2020

Current assets
Cash and cash equivalents	335,098	311,156
Marketable securities	81,090	491,102
Trade receivables	299,060	492,234
Inventories	249,451	249,632
Taxes recoverable	18,858	18,871
Income tax and social contribution recoverable	10,297	7,594
Prepayments	29,071	27,461
Other receivables	1,443	124
Related parties – other receivables	1,118	2,070
Total current assets	1,025,486	1,600,244

Non-current assets
Judicial deposits and escrow accounts	173,377	172,748
Deferred income tax and social contribution	116,309	88,546
Property, plant and equipment	192,160	192,006
Intangible assets and goodwill	4,939,253	4,924,726
Total non-current assets	5,421,099	5,378,026

Total Assets	6,446,585	6,978,270
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Consolidated Statements of Financial Position (continued)

Liabilities	June 30, 2021	December 31, 2020

Current liabilities
Bonds and financing	199,405	502,882
Lease liabilities	21,732	18,263
Suppliers	195,165	279,454
Income tax and social contribution payable	-	1,761
Salaries and social contributions	76,666	69,123
Contract liabilities and deferred income	30,678	47,169
Accounts payable for business combination	18,348	17,132
Other liabilities	6,362	4,285
Other liabilities - related parties	33,862	135,307
Loans from related parties	-	20,884
Total current liabilities	582,218	1,096,260

Non-current liabilities
Bonds and financing	306,546	290,459
Lease liabilities	152,634	154,840
Accounts payable for business combination	46,853	30,923
Provision for tax, civil and labor losses	623,283	613,933
Contract liabilities and deferred income	5,227	6,538
Total non-current liabilities	1,134,543	1,096,693

Shareholder’s Equity
Share capital	4,820,815	4,820,815
Capital reserve	51,183	38,962
Accumulated losses	(142,174)	(74,460)
Total Shareholder's Equity	4,729,824	4,785,317

Total Liabilities and Shareholder's Equity	6,446,585	6,978,270
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Consolidated Income Statement

	Apr 01, to Jun 30, 2021	Jan 01, to Jun 30, 2021	Apr 01, to Jun 30, 2020	Jan 01, to Jun 30, 2020

Net revenue from sales and services	141,135	421,967	120,233	512,651
Sales	127,688	402,572	111,625	500,713
Services	13,447	19,395	8,608	11,938

Cost of goods sold and services	(67,547)	(181,529)	(48,422)	(215,755)

Gross profit	73,588	240,438	71,811	296,896

Operating income (expenses)
General and administrative expenses	(97,930)	(207,806)	(83,260)	(182,294)
Commercial expenses	(35,584)	(85,093)	(42,803)	(80,596)
Other operating income (expenses)	(963)	1,504	1,176	1,988
Impairment losses on trade receivables	(15,599)	(18,208)	(1,264)	(11,583)

(Loss) Profit before finance result and taxes	(76,488)	(69,165)	(54,340)	24,411

Finance income	5,798	11,261	3,567	8,637
Finance costs	(20,773)	(40,488)	(31,861)	(76,545)
Finance result	(14,975)	(29,227)	(28,294)	(67,908)

(Loss) Before income tax and social contribution	(91,463)	(98,392)	(82,634)	(43,497)

Income tax and social contribution	29,266	30,678	27,696	16,204

(Loss) for the period	(62,197)	(67,714)	(54,938)	(27,293)

Total comprehensive (loss) for the period	(62,197)	(67,714)	(54,938)	(27,293)
(Loss) per share
Basic	(0.75)	(0.82)	(0.66)	(0.33)
Diluted	(0.74)	(0.81)	(0.66)	(0.33)
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Consolidated Statement of Cash Flows

	For the six months ended June 30
	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax and social contribution	(98,392)	(43,497)
Adjustments for:
Depreciation and amortization	98,899	85,618
Impairment losses on trade receivables	18,208	6,546
Provision for tax, civil and labor losses	(849)	(4,331)
Interest on provision for tax, civil and labor losses	10,275	10,564
Provision for obsolete inventories	8,647	1,985
Interest on bonds and financing	12,940	39,414
Refund liability and right to returned goods	3,802	(2,256)
Imputed interest on suppliers	2,783	3,379
Interest on accounts payable for business combination	(623)	39
Share-based payment expense	12,221	1,629
Interest on lease liabilities	8,060	7,592
Interest on marketable securities incurred and not withdrawed	(8,077)	-
Disposals of right of use assets and lease liabilities	-	(705)
Residual value of disposals of property and equipment and intangible assets	76	1,415

Changes in
Trade receivables	176,293	49,044
Inventories	(10,831)	3,670
Prepayments	(1,610)	(24,881)
Taxes recoverable	(2,690)	10,192
Judicial deposits and escrow accounts	(629)	1,829
Other receivables	(918)	4,325
Suppliers	(87,072)	(70,348)
Salaries and social charges	7,418	2,231
Tax payable/Income taxes and social contribution	2,064	7,218
Contract liabilities and deferred income	(19,239)	399
Other receivables and liabilities from related parties	(94,125)	129,959
Other liabilities	(772)	7,840
Cash from operating activities	35,859	228,870

Income tax and social contribution paid	(1,167)	(5,234)
Interest lease liabilities paid	(8,022)	(7,616)
Payment of interest on bonds and financing	(12,243)	(17,576)
Payment of provision for tax, civil and labor losses	(76)	(6,779)
Net cash from operating activities	176,293	49,044

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(6,344)	(2,166)
Additions to intangible assets	(19,468)	(25,701)
Acquisition of subsidiaries net of cash acquired and payments of business combinations	(40,231)	(23,526)
Realization of investment in marketable securities	418,089	-
Net cash applied in investing activities	352,046	(51,393)

CASH FLOWS FROM FINANCING ACTIVITIES
Suppliers - related parties	(6,368)	(44,112)
Loans from related parties	-	65,600
Payments of loans from related parties	(20,884)	(29,092)
Lease liabilities paid	(10,359)	(5,797)
Parent Company's Net Investment	-	12,252
Payments of bonds and financing	(288,087)	-
Payments of accounts payable for business combination	(16,757)	-
Net cash applied in financing activities	(342,455)	(1,149)

NET INCREASE IN CASH AND CASH EQUIVALENTS	23,942	139,123

Cash and cash equivalents at beginning of period	311,156	43,287
Cash and cash equivalents at end of period	335,098	182,410

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